Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

The following table sets forth our deficiency of earnings to fixed charges for the years ended December 31, 2014 and 2013, the four month period ended December 31, 2012 and the fiscal years ended August 31, 2012, 2011 and 2010. As the ratios of earnings to fixed charges indicate less than one-to-one coverage in each of the years presented, we have provided the coverage deficiency amounts for those periods. Earnings, as adjusted, are the sum of (i) reported net loss, plus (ii) fixed charges. Fixed charges are the sum of (i) interest expense, including amortization of discounts and accretion of final payments related to indebtedness, and (ii) an estimate of interest within rental expense. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year ended December 31,		Four months ended December 31, 2012	Year ended August 31,
	2014	2013		2012	2011	2010
Earnings available for fixed charges:
Pre-tax (loss)	$(52,486)	$(69,417)	$(19,292)	$(38,644)	$(37,195)	$(18,928)
Add:
Fixed charges	$15,597	$7,297	$87	$15	$12	$12

Total earnings available for fixed charges	$(36,889)	$(62,120)	$(19,205)	$(38,629)	$(37,183)	$(18,916)
Fixed charges	$15,597	$7,297	$87	$15	$12	$12

Deficiency of earnings available to cover fixed charges (1)	$(52,486)	$(69,417)	$(19,292)	$(38,644)	$(37,195)	$(18,928)

Ratio of earnings to fixed charges	(2.4)	(8.5)	(220.0)	(2,570.6)	(2,996.8)	(1,641.1)

(1)	Due to our losses in each of the periods presented, earnings were insufficient to cover fixed charges.